UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company”) today announced that the Company, together with certain of its subsidiaries, has reached a standstill agreement on October 9, 2025 (the “Agreement”) with the majority of its banking pool, namely Banco Santander, S.A., Banco Bilbao Vizcaya Argentaria, S.A., and CaixaBank, S.A. (the “Majority Lenders”)

The Agreement is intended to provide a stable framework to facilitate a long-term solution to the capital structure of the Company and its subsidiaries (the "Long Term Capital Structure"). By virtue of the Agreement, the Majority Lenders, among other things: (i) give formal effect to certain waivers and consents previously provided to Wallbox, (ii) agree to temporarily suspend payments of principal and interest until 23:59 (CET) on 9 December 2025, or until the Long Term Capital Structure is effectively implemented, whichever occurs first and (iii) expressly anticipate the possibility of certain breaches (including payment defaults) occurring during its term and accept mechanisms to manage such events as part of the Long Term Capital Structure discussions.

The Agreement further contemplates that, within one month from the date hereof: (i) Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup, S.A., and EBN Banco de Negocios, S.A., under a syndicated loan agreement; and (ii) Compañía Española de Financiación del Desarrollo, COFIDES, S.A., S.M.E., under a separate loan, are expected to accede to the Agreement. Such accession is structured as a condition subsequent to the Agreement for a one-month period, and the Company is already in advanced negotiations with these lenders to complete such accessions within the proposed deadline. Furthermore, the Agreement provides that certain other minority lenders under the Company’s and its subsidiaries’ existing financing arrangements are required to accede to the Agreement within one month from the date of the Agreement. Should any of these minority lenders fail to accede within such period, the majority participating lenders may, in accordance with the provisions of the Agreement, elect to terminate the Agreement.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: October 10, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa